Exhibit 99.2

All Blueknight Employees:

As you know, Ergon filed a non-binding proposal in early October 2021 stating its intent to buy all outstanding units not already owned by Ergon and its affiliates. After months of evaluation and negotiation by Blueknight’s Conflicts Committee, consisting solely of the Partnership’s three independent directors, Blueknight issued a press release this morning announcing that its Conflicts Committee and Board of Directors have unanimously approved the transaction to take Blueknight private.

Please note, the transaction is expected to close in mid-2022 and is subject to a unitholder vote and other customary approvals.

As a result of this news, I can certainly understand and appreciate all the questions you may have regarding how this transaction may impact our business and employees. First, please understand that my number one priority and commitment is to ensure a smooth transition and share details on these matters as soon as possible. Second, I’d like to remind everyone that this transaction is very different than a typical merger or acquisition where a change of control takes place. Regardless of Blueknight potentially going private, Ergon’s control of Blueknight remains unchanged.

As we all await more details on the transition, it is paramount to please continue to treat this time period as “business as usual”, and I ask that we all continue to operate our business in the same highly focused, professional manner that you have demonstrated over the years.

I am incredibly proud of Blueknight and our team. I sincerely appreciate all your hard work and continued dedication.

Thanks.

Andy

Important Information for Unitholders

Blueknight Energy Partners, L.P. (the “Partnership”) will file with the Securities and Exchange Commission (the “SEC”) and furnish the Partnership’s unitholders a proxy statement and other relevant documents, including a Schedule 13E-3, in connection with the proposed merger. Unitholders are strongly advised to read the merger agreement, the proxy statement and the Schedule 13E-3 when each becomes available because they will contain important information from the Partnership. Unitholders may obtain a free copy of the proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at: www.sec.gov or the Company’s website at: www.investor.bkep.com/sec-filings, as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

The Partnership and the directors and executive officers of Blueknight Energy Partners G.P., L.L.C. (the “General Partner”) may be deemed to be participants in the solicitation of proxies from the Partnership’s unitholders in respect of the proposed merger. Information about the directors and executive officers of our General Partner can be found in our Annual Report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2021. Investors may obtain additional information regarding the interests of such participants in the merger, which may be different than those of the Partnership’s unitholders generally, by reading the proxy statement and other relevant documents regarding the merger when such documents are filed with the SEC.